UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 2, 2009

Commission File Number: 001-32945

WNS (Holdings) Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Jersey, Channel Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex Pirojshanagar, Vikhroli (W) Mumbai 400 079, India +91-22-6797-6100
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

WNS (Holdings) Limited (NYSE: WNS) ("WNS"), a leading provider of global business process outsourcing services, announced that its annual report on Form
20-F for the fiscal year ended March 31, 2009, containing its annual consolidated financial statements for the fiscal year ended March 31, 2009 and the auditors' report thereon (the "Annual Report"), was filed with the United
States Securities and Exchange Commission on May 29, 2009.

The Annual Report is available on WNS' corporate Web site at www.wns.com, in the
Investor Relations section. WNS will, upon request, provide shareholders with a copy of the 2009 Annual Report free of charge. Requests should be made by sending a written request to our registered office or by sending an email to
ssd@capitaregistrars.com, attention Michele Ivory or ameya.paranjape@wnsgs.com, attention: Ameya Paranjape.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WNS (Holdings) Limited

Date: June 2, 2009	By:	/s/Alok Misra
	Name:	Alok Misra
	Title:	Group Chief Financial Officer